TSX: TGL - NASDAQ: TGA

Calgary, Alberta, May 5, 2008 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three-month period ended March 31, 2008. All dollar values are expressed in United States dollars unless otherwise stated. The conversion to barrels of oil equivalent (“Boe”) of natural gas to oil is made on the basis of six thousand cubic feet of natural gas being equivalent to one barrel (“Bbl”) of crude oil. With the sale of TransGlobe’s Canadian assets having closed on April 30, the results from the Canadian segment of operations are being presented as “discontinued operations” in this document.

HIGHLIGHTS

  Record production of 7,845 barrels of oil equivalent per day in the first quarter;
  Record cash flow from operations in the first quarter of $17.9 million ($0.30/diluted share);
  First quarter net income of $4.5 million ($0.07/diluted share);
  Completed acquisition of GHP, 900+ Bopd of production in West Gharib (Egypt), effective February 5, 2008;
  Year-to-date drilled four new oil wells, three on West Gharib and one on Block 32 in Yemen;
  Block 75 Production Sharing Agreement (Yemen) fully approved on March 8, 2008;
  Closed sale of Canadian assets April 30, 2008 for Cdn $56.7 million (effective January 1, 2008);
  Increased 2008 production guidance to average 7,300-7,500 Boepd;
  Increased 2008 cash flow from operations guidance to $68.0-$70.0 million.
  Moved from American Stock Exchange to NASDAQ Global Select Market effective January 18, 2008, retaining the trading symbol “TGA”;

Corporate Summary

The first quarter of 2008 brought significant additional growth to TransGlobe, with production averaging a record 7,845 Boepd. The acquisition of approximately 900 barrels of oil per day (“Bopd”) in the West Gharib area was completed on February 5, adding to the approximately 1,600 Bopd acquired on September 25, 2007. The Company has further increased production from the West Gharib fields by approximately 900 Bopd to approximately 3,400 Bopd since assuming operatorship. Based on the initial drilling success and the planned extensive development program, the production guidance for 2008 has now been increased to 7,300 to 7,500 Boepd (previous guidance: 6,900-7,100 Boepd). Total April production averaged 8,720 Boepd (7,270 Bopd from continuing operations).

The Company achieved record cash flow from operations in the quarter of $17.9 million. During the first quarter, oil prices averaged $96.90/Bbl for dated Brent, the benchmark price of TransGlobe’s Middle East/North Africa production, representing a new historic high. Oil prices continued to rise throughout the month of April, setting new records. Accordingly, the Company has revised the budget price assumptions for dated Brent from $80.00/Bbl to $100.00/Bbl for the balance of the year. The revised production forecast and oil price assumptions result in an increased cash flow forecast for 2008 of $68.0 to $70.0 million (previous guidance called for $53.0 to $57.0 million).

Net income per share totaled $0.07 for the first quarter. The Company recorded total derivative losses for the period of $3.9 million. Of this amount, $1.5 million represents a cash expense and the balance of $2.4 million represents an unrealized loss on derivative contracts. TransGlobe’s derivative contracts are a requirement under the bank lending facilities. These facilities were used to cover the costs of the initial West Gharib acquisition. Managing risk in commodity price fluctuations through derivative contracts is common practice in the oil and gas industry in order to protect cash flows.

With the acquisition of GHP, the sale of the Canadian assets, and organic growth achieved at West Gharib in a short period of time, TransGlobe has successfully transitioned to a pure Middle East/North Africa growth company. The Company is well underway to achieving its mid-term objective of “10 by 10” – 10,000 Boepd by 2010. An additional 10-12 wells are planned in Egypt for the balance of the year as well as enhanced recovery projects in West Gharib. In Yemen, a further six to eight wells are planned, which could increase both production and reserves.

Annual and Special Meeting of Shareholders to be held on Wednesday, May 7, 2008 at 3:00 p.m. Calgary Petroleum Club (Viking Room) 319 – 5th Avenue S.W. Calgary, Alberta

FINANCIAL AND OPERATING RESULTS

FINANCIAL AND OPERATING RESULTS
($000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2008	2007	Change
Oil and gas revenue	60,419	25,754	135%
Oil and gas revenue net of royalties and other	35,915	17,251	108%
Operating expense	5,780	2,408	140%
General and administrative expense	2,272	1,203	89%
Depletion, depreciation and accretion expense	10,713	5,692	88%
Income taxes	7,150	2,076	244%
Cash flow from operations*	17,873	12,010	49%
Basic per share	0.30	0.20
Diluted per share	0.30	0.20
Net income	4,458	5,980	(25)%
Basic per share	0.07	0.10
Diluted per share	0.07	0.10
Capital expenditures	7,405	10,209	(27)%
Corporate acquisition	44,218	-
Long-term debt	47,601	-
Common shares outstanding
Basic (weighted average)	59,712	59,538	0%
Diluted (weighted average)	60,567	60,497	0%
Total assets	249,401	118,981	110%
* Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Total production (Boepd) (6:1)*	7,845	5,175	52%
Total sales (Boepd) (6:1)*	7,845	5,341	47%
Oil and liquids (Bopd)	6,698	4,312	55%
Average price ($ per barrel)	90.32	56.45	60%
Gas (Mcfpd)	6,882	6,177	11%
Average price ($ per Mcf)	8.46	6.73	26%
Operating expense ($ per Boe)	8.10	5.01	62%
* The differences in production and sales volumes result from inventory changes.

Financial from Continuing Operations (excludes Canadian Operations)
Oil and gas revenue from continuing operations	52,064	20,016	160%
Oil and gas revenue, net of royalties and other, from continuing operations	29,348	12,603	133%
Operating expense from continuing operations	3,923	1,364	188%
Depletion, depreciation and accretion expense from continuing operations	7,989	3,006	166%
Cash flow from continuing operations*	13,164	8,406	57%
Basic per share	0.22	0.14
Diluted per share	0.22	0.14
Net income from continuing operations	2,390	5,136	(53)%
Basic per share	0.04	0.09
Diluted per share	0.04	0.08
Capital expenditures	6,265	6,309	(1)%

*	Cash flow from continuing operations is a non-GAAP measure that represents cash generated from continuing operating activities before changes in non-cash working capital.

Operating from Continuing Operations (excludes Canadian Operations)
Total production from continuing operations (Boepd) (6:1)	6,322	3,892	62%
Total sales (Boepd) (6:1)	6,322	3,892	62%
Oil and liquids (Bopd)	6,322	3,892	62%
Average price ($ per Bbl)	90.49	57.14	58%
Operating expense ($ per Boe)	6.82	3.89	76%

OPERATIONS UPDATE ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
On February 5, 2008, TransGlobe Petroleum International Inc. (“TGPI”, a wholly owned subsidiary of TransGlobe) acquired all of the shares of GHP for US$40.2 million, plus working capital adjustments with an effective date of September 30, 2007. GHP held a 30% working interest in the West Gharib Production Sharing Concession (“PSC”). The GHP acquisition added approximately 900 Bopd of production and 2.8 million barrels of proved plus probable reserves to TransGlobe on February 5, 2008.

Following the acquisition of GHP, TransGlobe holds a 100% working interest in the West Gharib PSC, which consists of nine development leases, including the East Hoshia development lease which was approved in January 2008. Eight of the nine development leases (excluding the Hana development lease) are encumbered with a 25% financial interest through an investment agreement between Dublin Petroleum (Egypt) Limited (a wholly owned subsidiary of TransGlobe) and a private company. The 25% financial interest is non-voting but otherwise is treated as a 25% participating interest partner.

Three wells have been drilled to date in 2008, resulting in three oil wells (two at Hana and one at Hoshia). The drilling rig is currently drilling at South Rahmi and is scheduled to drill continuously in West Gharib through 2009. In addition, a new 1,200 hp drilling rig has been contracted, which is scheduled to arrive from China in June of this year. It is expected that the new rig will be drilling at West Gharib by mid-July.

2

FINANCIAL AND OPERATING RESULTS

In addition to the planned drilling program (15+ wells in 2008), a new 300+ km2 3-D seismic acquisition program on the central/northern development blocks is scheduled for the third quarter of this year. Test lines are currently being acquired to assist in the final design of the new 3-D.

The Company has identified the Hana and Hoshia fields as water flood/enhanced recovery projects with pilot injection projects scheduled to commence mid-2008. Assuming the pilot projects support the early reservoir simulation work, it is expected that full field-enhanced recovery project(s) could be approved by year end. This could significantly increase the recoverable reserves assigned to the respective pools. Full field development would follow in 2009 and 2010.

Production
Production from West Gharib averaged 3,160 Bopd (2,432 Bopd to TransGlobe) during the quarter, representing a 53% increase to TransGlobe over the previous quarter. Production increases are primarily due to the acquisition of approximately 900 Bopd effective February 5 and drilling successes on the Hana field.

With the addition of three oil wells (two at Hana during Q-1 and one completed at Hoshia in April 2008), production from West Gharib averaged approximately 3,800 Bopd (approximately 3,350 Bopd to TransGlobe) in April, representing an increase of 30% on a gross field basis and an increase of 110% to TransGlobe since the fourth quarter of 2007.

Quarterly West Gharib Production (Bopd)

	2008	2007
	Q-1	Q-4	Q-3*
Gross field production rate	3,160	2,932	218
TransGlobe working interest	2,432	1,594	118
TransGlobe net (after royalties)	1,389	971	73
TransGlobe net (after royalties and tax)**	958	714	51

* Production presented represents six days production averaged over the quarter.
**Under the terms of the West Gharib PSC, royalties and taxes are paid out of the government’s share of production sharing oil.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, TransGlobe operated)

Operations and Exploration
On the Nuqra Block, existing seismic data was remapped and several Cretaceous targets were identified for a future drilling program. One exploration well has been budgeted for 2008, on a contingency basis. The Company has discussed rig sharing possibilities with the adjacent operators to facilitate a potential 2008/2009 drilling program.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81087% working interest)

Operations and Exploration
Two wells have been drilled to date, resulting in one oil well (Godah #9) and one exploratory dry hole (Maleen #1). The drilling rig is scheduled to return to Block 32 in early June to drill an exploration well targeting a Qishn prospect east of Tasour.

Production
Production from Block 32 averaged 7,482 Bopd (1,033 Bopd to TransGlobe) during the quarter, essentially flat with the previous quarter. Production averaged approximately 7,580 Bopd (1,047 Bopd to TransGlobe) during April.

A six-inch gas pipeline connecting the Godah production facility to the Tasour Central Production Facility (“CPF”) was constructed to supply associated gas production from the Godah pool to the Tasour CPF for fuel gas. It is expected that up to 60% of diesel being consumed for power generation can be replaced with natural gas, resulting in lower operating costs. The fuel-gas project is expected to be operational in the second quarter of 2008.

Quarterly Block 32 Production (Bopd)

	2008		2007
	Q-1	Q-4	Q-3	Q-2
Gross production rate	7,482	7,582	8,913	8,488
TransGlobe working interest	1,033	1,047	1,231	1,172
TransGlobe net (after royalties)	579	620	845	900
TransGlobe net (after royalties and tax)*	455	478	722	819

* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration
Field acquisition of 410 km2 of 3-D seismic and 100 km of 2-D seismic was completed at the end of March 2008. The new seismic data will be processed and mapped by mid-2008, with two exploration wells scheduled for the second half of 2008.

The Block 72 joint venture group has a remaining commitment of one exploration well during the first exploration period, which has been extended to January 2009.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration
The Production Sharing Agreement (“PSA”) for Block 84 was signed with the Ministry of Oil and Minerals (“MOM”) on April 13, 2008. The PSA has been sent to Parliament for final approval and ratification, which is expected to occur later this year. A 400+ km2 3-D seismic acquisition program is planned for late 2008 with exploration drilling to commence in 2009. The timing of the 3-D seismic acquisition program is contingent upon receiving final approval and ratification of the Block 84 PSA.

Block 84 encompasses 731 km2 (approximately 183,000 acres) and is located in the Masila Basin adjacent to the Canadian Nexen Masila Block where more than one billion barrels of oil have been produced to date. The Block 84 joint venture group has committed to carry out a 3-D seismic acquisition program and the drilling of four exploration wells during the first exploration period of 42 months.

3

FINANCIAL AND OPERATING RESULTS

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
The operator is currently sourcing a drilling rig and services for Block S-1 and 75. It is expected that drilling will commence on Block S-1 by the fourth quarter of 2008.

Gas injection commenced in the western portion of the An Nagyah field during the first quarter to improve production performance and increase recoverable reserves. In addition, the operator of the Block S-1 Joint Venture group has initiated discussions with MOM regarding a potential development scheme to produce and sell known deposits of gas on S-1. At present, TransGlobe has not booked the significant gas reserves associated with the An Naeem discovery. An approved gas development plan is required to proceed with recognizing the reserves and with development.

A combined 3-D seismic program is planned to commence in late 2008 to define additional exploration drilling locations on the northwest portion of Block S-1 and the north portion of Block 75.

Production
Production from Block S-1 averaged 11,378 Bopd (2,844 Bopd to TransGlobe) during the first quarter, representing an increase of 6% over the previous quarter. Production averaged approximately 11,500 Bopd (2,875 Bopd to TransGlobe) during April.

The new expanded CPF at An Nagyah became fully operational in the fourth quarter of 2007 and is now capable of processing 20,000+ Bopd of oil production and associated gas production.

Quarterly Block S-1 Production (Bopd)

	2008		2007
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	11,378	10,768	9,924	11,167
TransGlobe working interest	2,844	2,692	2,481	2,792
TransGlobe net (after royalties)	1,593	1,469	1,418	1,577
TransGlobe net (after royalties and tax)*	1,253	1,153	1,162	1,264

* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

The PSA for Block 75 was ratified and signed into law effective March 8, 2008. A combined 3-D seismic program (Block S-1 and Block 75) is planned to commence in late 2008, with exploration drilling to commence in 2009.

Block 75 encompasses 1,050 km2 (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1. The Block 75 joint venture group has committed to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the first exploration period of 36 months.

CANADA

Operations and Exploration
In December 2007, the Company announced the strategic decision to sell the Canadian division to fund and focus on growth opportunities in the Middle East/North Africa region. Early in 2008, the Company retained Tristone Capital as financial advisor to assist in the divestment of the Canadian properties. On April 16, 2008, the Company announced the signing of a purchase and sale agreement with Direct Energy Marketing Limited to sell all of TransGlobe’s Canadian properties, including current production of approximately 1,450 Boepd, for Cdn$ 56.7 million with an effective date of January 1, 2008.

Closing occurred on April 30, 2008, resulting in an adjusted net payment of Cdn$52.0 million to TransGlobe at closing. The closing price was adjusted for net revenues and expenditures from January 1 through April 30, 2008 and other customary adjustment and closing conditions. Concurrently, the Company reduced its total debt by $55.0 million to the current level of $43.0 million. This translates in to a debt-to-forward-cash-flow ratio of less than 0.7:1 and debt-to-market-capitalization ratio of less than 20%.

Production
Production averaged 1,523 Boepd during the first quarter of 2008, essentially flat with the previous quarter. Production averaged approximately 1,450 Boepd in April.

Quarterly Canadian Production (Boepd)

	2008		2007
	Q-1	Q-4	Q-3	Q-2
TransGlobe working interest	1,523	1,504	1,397	1,389
TransGlobe net (after royalties)	1,197	1,250	1,175	1,144

4

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 5, 2008

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2008 and 2007 and the audited financial statements and MD&A for the year ended December 31, 2007 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F can be found in the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) database at www.sec.gov.

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Non-GAAP Measures

This document contains the term “cash flow from operations” and “cash flow from continuing operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations and cash flow from continuing operations may not be comparable to similar measures used by other companies.

Discontinued Operations

During 2008, TransGlobe committed to a plan to dispose of its Canadian segment of operations to allow the Company to focus its continuing operations on the development of its Middle East/North Africa assets. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating results from discontinued operations”.

Reconciliation of Cash Flow from Operations and Cash Flow from Continuing Operations

	Three Months Ended March 31
(000s)	2008	2007
Cash flow from operating activities	$16,316	$11,529
Changes in non-cash working capital from continuing operations	1,645	1,105
Changes in non-cash working capital from discontinued operations	(88)	(624)
Cash flow from operations	17,873	12,010
Less: Cash flow from discontinued operations	4,709	3,604

Cash flow from continuing operations	$13,164	$8,406

Netback is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

5

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

TransGlobe has projected a 2008 capital budget of $58.6 million (excluding acquisitions).

  In Q1-2007, the Company spent $7.4 million of the capital budget, before acquisition.

The Company has increased production guidance to average 7,300-7,500 Boepd for 2008 (previously 6,900-7,100 Boepd).

  Production volumes were 7,845 Boepd in Q1-2008. Production volumes from continuing operations were 6,322 Boepd in Q1-2008.
  Production volumes averaged approximately 8,720 Boepd in April, comprised of 7,270 Bopd from continuing operations and 1,450 Boepd from the Canadian assets.

The Company has increased cash flow from operations guidance for 2008 to $68.0 -$70.0 million (previously $53.0 -$57.0 million), based on an average dated Brent oil price of $100.00/Bbl (previously $80.00/Bbl) for the balance of 2008.

  Cash flow from operations in Q1-2008 was $17.9 million.
  As of March 31, 2008, the year-to-date dated Brent oil price has averaged $96.90/Bbl and TransGlobe’s realized gas price has averaged C$8.46/Mcf.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2008	2007
($000s, except per share, price
and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations

Average production volumes (Boepd)*	7,845	6,837	5,227	5,353	5,175
Average sales volumes (Boepd)*	7,845	6,837	5,227	5,353	5,341
Average price ($/Boe)	84.63	75.83	67.04	63.68	53.58
Oil and gas sales	60,420	47,699	32,240	31,016	25,754
Oil and gas sales, net of royalties	35,915	29,343	20,764	20,553	17,251

Cash flow from operations**	17,873	13,944	13,373	12,814	12,010
Cash flow from operations per share
- Basic	0.30	0.23	0.22	0.22	0.20
- Diluted	0.30	0.23	0.22	0.21	0.20

Net income (loss)	4,458	(719)	5,198	2,343	5,980
Net income (loss) per share
- Basic	0.07	(0.02)	0.09	0.04	0.10
- Diluted	0.07	(0.01)	0.08	0.04	0.10

Total assets	249,401	204,219	202,718	125,664	118,981

Continuing Operations

Average production volumes (Boepd)*	6,322	5,333	3,830	3,964	3,892
Average sales volumes (Boepd)*	6,322	5,333	3,830	3,964	3,892
Average price from continuing operations ($/Boe)	90.49	83.14	74.72	69.42	57.14
Oil and gas sales	52,064	40,788	26,326	25,041	20,016
Oil and gas sales, net of royalties	29,348	23,600	15,793	15,632	12,603

Cash flow from continuing operations **	13,164	9,334	9,257	9,072	8,406
Cash flow from continuing operations per share
- Basic	0.22	0.16	0.16	0.15	0.14
- Diluted	0.22	0.15	0.15	0.15	0.14

Net income (loss)	2,390	(2,260)	4,205	1,453	5,136
Net income (loss) per share
- Basic	0.04	(0.04)	0.07	0.02	0.09
- Diluted	0.04	(0.04)	0.07	0.02	0.08

*	The differences in production and sales volumes result from inventory changes.
**

Cash flow from operations and cash flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

Cash flow from operations and net income increased to $17.9 million and $4.5 million, respectively, in Q1-2008 compared with Q4-2007 mainly as a result of a 15% increase in sales volumes and a 12% hike in average commodity prices.

CORPORATE ACQUISITION

The Company further expanded its Egyptian operations in the first quarter through a corporate acquisition financed through bank debt of $40.0 million, plus cash on hand. The Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. GHP holds a 30% working interest in the West Gharib Concession area in the Arab Republic of Egypt (“Egypt”). With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

6

MANAGEMENT’S DISCUSSION AND ANALYSIS

The adjustment date of the acquisition is September 30, 2007, with all changes in working capital to February 5, 2008 (the closing date), including oil production from September 30, 2007 to February 5, 2008, recorded as a purchase price adjustment. Oil produced after February 5, 2008 is recorded as TransGlobe production.

2008 VARIANCES

		$Per Share	%
	$000s	Diluted	Variance
Q1-2007 net income	5,980	0.10
Cash items
Volume variance	20,368	0.34	341
Price variance	11,681	0.19	195
Royalties	(15,303)	(0.25)	(256)
Expenses:
Operating	(2,560)	(0.04)	(43)
Realized derivative loss	(1,504)	(0.02)	(25)
Cash general and administrative	(996)	(0.02)	(17)
Current income taxes	(5,230)	(0.09)	(87)
Realized foreign exchange loss	(63)	-	(1)
Interest on long-term debt	(1,681)	(0.03)	(28)
Other income	46	-	1
Cash flow from discontinued operations	569	0.01	10
Total cash items variance	5,327	0.09	90
Non-Cash items
Unrealized derivative loss	(2,448)	(0.05)	(41)
Depletion, depreciation and accretion	(4,983)	(0.08)	(83)
Stock-based compensation	(46)	-	(1)
Amortization of deferred financing costs	(27)	-	-
Non-cash income from discontinued operations	655	0.01	11
Total non-cash items variance	(6,849)	(0.12)	(114)

Q1-2008 net income	4,458	0.07	(24)

Net income decreased 24% in Q1-2008 compared with Q1-2007 mainly as a result of a $2.4 million unrealized derivative loss in the quarter.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

		March 31,	March 31,	%
		2008	2007	Change
Egypt - Oil sales*	Bopd	2,432	-	-
Yemen - Oil sales	Bopd	3,890	3,892	-
Total continuing operations – daily sales volumes	Bopd	6,322	3,892	62
Canada - Oil and liquids	Bopd	376	420	(11)
- Gas sales	Mcfpd	6,882	6,177	11
Canada	Boepd	1,523	1,449	5
Total Company – daily sales volumes	Boepd	7,845	5,341	47

*Egypt includes the operating results of GHP for the period February 5, 2008 to March 31, 2008. In that period, production averaged 1,009 Bopd for a quarterly average of 621 Bopd.

Total Netback

		Consolidated
		March 31, 2008	March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	60,419	84.63	25,754	53.58
Royalties and other	24,504	34.32	8,503	17.69
Current taxes	7,232	10.13	2,002	4.16
Operating expenses	5,781	8.10	2,408	5.01

Netback	22,902	32.08	12,841	26.72

Netback from Continuing Operations

		Consolidated
		March 31, 2008	March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	52,064	90.49	20,016	57.14
Royalties and other	22,716	39.48	7,413	21.16
Current taxes	7,232	12.57	2,002	5.72
Operating expenses	3,923	6.82	1,364	3.89

Netback	18,193	31.62	9,237	26.37

7

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segmented Net Operating Results

In Q1-2008 the Company had producing continuing operations in two geographic areas, segmented into Egypt and the Republic of Yemen (“Yemen”), and producing operations in Canada, which are held for sale. The MD&A for the continuing operations will follow. Please refer to “Operating Results from Discontinued Operations” for the MD&A on the Canadian segment.

Egypt

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	17,626	79.63	-	-
Royalties and other	7,561	34.16	-	-
Current taxes	3,124	14.11	-	-
Operating expenses	711	3.21	-	-

Netback	6,230	28.15	-	-

The netback for Egypt for Q1-2008 includes average quarterly production of 621 Bopd from the GHP acquisition that closed on February 5, 2008 and 1,811 Bopd from the acquisition of Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc. (“Drucker”) that was completed in Q3-2007. The average selling price during that period for this production was $79.63/Bbl, which represents a gravity/quality adjustment of approximately $17.27/Bbl to an average dated Brent price for the period of $96.90/Bbl.

Yemen

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	34,438	97.29	20,016	57.14
Royalties and other	15,155	42.81	7,413	21.16
Current taxes	4,108	11.60	2,002	5.72
Operating expenses	3,212	9.07	1,364	3.89

Netback	11,963	33.81	9,237	26.37

In Yemen, netback increased 30% in the first three months of 2008 compared with the same period of 2007 primarily as a result of oil sales increasing by 72%. The increase in sales was mainly due to oil prices growing by 70% over Q1-2007. Sales volumes remained constant in Q1-2008 compared with Q1-2007.

  Royalty and current income tax costs increased 86% mainly as a result of higher commodity prices. Royalties and taxes as a percentage of revenue increased to 56% in Q1-2008 compared with 47% in Q1-2007. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSAs allow for the recovery of operating and capital costs through a reduction in MOM take of oil production.

  Operating expenses on a Boe basis increased 133% to $9.07/Bbl in Q1-2008 compared with $3.89/Boe in Q1-2007 mainly as a result of declining production in the Tasour field and 2006 adjustments made by the Block S-1 Operator, reflected in the March 31, 2007 operating expenses.

COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The Company has fair-valued these hedging transactions. As at March 31, 2008, the estimated fair value of the unrealized hedging transactions is a liability of $9.5 million, which results in an unrealized $2.4 million loss being recorded to the income statement for the quarter ended March 31, 2008 (2006 - $0.04 million gain). The estimated fair market value at March 31, 2008 was based on a dated Brent oil price of $100.30/Bbl.

Period	Volume	Type	Dated Brent Pricing
Put-Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000 Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The hedging program was expanded significantly in September 2007 to protect the cash flows from the added risk of commodity price exposure following a marked increase in TransGlobe’s debt levels resulting from the Dublin and Drucker acquisitions.

The total volumes hedged per year are listed below:

	9 months
	2008	2009	2010
Bbls	227,000	221,000	96,000
Bopd	825	605	263

8

MANAGEMENT’S DISCUSSION AND ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	March 31, 2008		March 31, 2007
(000s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	2,509	3.51	1,471	3.07
Stock-based compensation	314	0.44	268	0.56
Capitalized G&A	(508)	(0.71)	(478)	(1.00)
Overhead recoveries	(43)	(0.06)	(58)	(0.13)

G&A (net)	2,272	3.18	1,203	2.50

General and administrative expenses increased 89% (27% increase on a sales Boe basis) in the first three months of 2008 compared with the same period in 2007. The G&A per Boe is higher mainly as a result of increased production from the West Gharib acquisitions. Higher staffing levels and higher fees caused by increased compliance requirements also contributed to rise in total G&A expense for the Company.

DEPLETION, DEPRECIATION AND ACCRETION

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Egypt	4,927	22.26	12	-
Yemen	3,062	8.65	2,994	8.55

	7,989	13.89	3,006	8.55

In Egypt, depletion, depreciation and accretion (“DD&A”) increased to $4.9 million in Q1-2008 due to DD&A charges on new production from the West Gharib PSC in Egypt. The high DD&A costs per Boe result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions was based on proved plus probable reserves. This DD&A rate per Boe will decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Boe basis remained essentially flat in Q1-2008 over Q1-2007.

In Egypt and Yemen, unproven property costs of $9.9 million and $6.5 million, respectively, were excluded from costs subject to depletion and depreciation.

CAPITAL EXPENDITURES/DISPOSITIONS

	Q1-2008	Q1-2007
(000s)	$	$
Egypt	3,318	2,189
Yemen	2,947	4,120
	6,265	6,309
Acquisition	36,601	-

Total	42,866	6,309

In Egypt, the Company drilled two wells at Hana in the West Gharib area during the quarter. In February 2008, the Company acquired the shares of GHP that holds a 30% working interest in the West Gharib PSC and valued the property, plant and equipment of GHP at $36.6 million. Goodwill of $3.4 million was recorded.

In Yemen, the Company drilled two wells on Block 32 and completed a 3-D seismic program on Block 72 in the quarter.

OUTSTANDING SHARE DATA

As at March 31, 2008, the Company had 59,766,539 common shares issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2008 and 2007:

9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources and Uses of Cash

	Three Months Ended March 31
($000s)	2008	2007
Cash sourced
Cash flow from continuing operations*	13,164	8,406
Increase in long-term debt	40,000	-
Exercise of options	402	333
Other	7	(33)
	53,573	8,706
Cash used
Exploration and development expenditures	6,265	6,309
Acquisition	44,218	-
Bank financing costs	1,148	-
Options surrendered for cash payments	256	-
	51,887	6,309
Net cash from continuing operations	1,686	2,397
Net cash from discontinued operations	1,719	850
Changes in non-cash working capital	(4,199)	(5,007)
Increase (decrease) in cash and cash equivalents	(794)	(1,760)
Cash and cash equivalents – beginning of period	12,729	8,836

Cash and cash equivalents – end of period	11,935	7,076

*	Cash flow from continuing operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and the GHP Acquisition in the first quarter of 2008 was provided by cash flow from operations, working capital and long-term debt.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2008 the Company had working capital of $15.4 million (December 31, 2007 - $5.5 million) including discontinued operations. Accounts receivable increased due primarily as a result of the GHP Acquisition in Q1-2008 and revenue receivable in Egypt. These receivables are not considered to be impaired. Accounts payable increased due to the GHP Acquisition and increased drilling activity in Egypt. The current portion of long-term debt includes the $48.0 million Term Loan that is to be repaid with the proceeds resulting from the disposition of the Canadian assets.

During February 2008, the Company increased its Term Loan of $8.0 million to $48.0 million. At March 31, 2008, the Revolving Credit Agreement of $50.0 million was fully drawn and $48.0 million was drawn against the Term Loan.

($000s)	March 31, 2008	December 31, 2007
Revolving Credit Agreement	50,000	50,000
Term Loan Agreement	48,000	8,000
	98,000	58,000
Unamortized transaction costs	(2,399)	(1,315)
	95,601	56,685

Current portion of long-term debt	48,000	4,727

Long-term debt	47,601	51,958

The Company expects to fund its approved 2008 exploration and development program of $58.6 million ($7.4 million incurred to March 31, 2008) through the use of working capital and cash flow. The use of additional debt or equity financing during 2008 may also be utilized to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Subsequent to March 31, 2008, the Company repaid $55.0 million of the long-term debt with the proceeds from the disposition of the Canadian assets and cash on hand.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	10,342	10,342	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	-	50,000	-	-
Term Loan Agreement	Yes-Liability	48,000	48,000	-	-	-
Office and equipment leases	No	869	339	530	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-

Total		122,111	59,181	56,330	6,600	-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

10

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pursuant to the East Hoshia Development Lease in Egypt, the Company and its partners have committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining commitment to TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1 in Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $0.3 million.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following represent results of operations from Canadian assets which have been designated as discontinued operations.

Net Operating Results

Canada

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	1,632	91.18	1,079	52.36
Gas sales ($ per Mcf)	5,300	8.46	3,742	6.73
NGL sales	1,362	83.65	810	47.26
Other sales	61	-	107	-
	8,355	60.30	5,738	44.00
Royalties and other	1,788	12.91	1,090	8.36
Operating expenses	1,858	13.40	1,044	8.01

Netback	4,709	33.99	3,604	27.63

The netback in Canada increased 31% in the three months ended March 31, 2008 compared with the same period in 2007 primarily as a result of a 46% increase in sales offset by higher royalty costs; and higher operating costs per Boe in Canada, where cost pressures for services continued, and an increased number of workovers.

DD&A

	March 31, 2008		March 31, 2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Canada	2,723	19.66	2,686	20.60

In Canada, DD&A decreased 5% per Boe to $19.66 in Q1-2008 compared with $20.60 in Q1-2007. DD&A was not recognized on the Canadian assets after the held for sale criterion had been met.

Future Income Taxes

The future income recovery included in net income from discontinued operations was $0.1 million in Q1-2008 (Q1-2007 expense of $0.1 million); this cost relates to a non-cash expense for taxes to be paid in the future as Canadian tax pools reverse.

Capital expenditures

	Three Months Ended	Three Months Ended
($000s)	March 31, 2008	March 31, 2007
Canada	1,140	3,900

SUBSEQUENT EVENT

On April 15, 2008, TransGlobe entered into an agreement to sell all of its Canadian oil and gas assets for C$56.7 million, effective January 1, 2008. The gain on the sale is projected to be approximately $4.7 million. The closing of the transaction occurred on April 30, 2008, subject to standard and customary closing conditions. The Company repaid $55.0 million of debt with the proceeds from the sale and cash on hand.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

12

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income and Retained Earnings

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2008	2007

REVENUE
Oil and gas sales, net of royalties and other	$29,348	$12,603
Derivative gain (loss) on commodity contracts (Note 14)	(3,911)	41
Other income	63	17

	25,500	12,661

EXPENSES
Operating	3,923	1,364
General and administrative	2,272	1,203
Interest on long-term debt	1,681	-
Foreign exchange (gain) loss	13	(50)
Depletion, depreciation and accretion (Note 6)	7,989	3,006

	15,878	5,523

Income before income taxes	9,622	7,138

Income taxes - current	7,232	2,002

NET INCOME FROM CONTINUING OPERATIONS	2,390	5,136
NET INCOME FROM DISCONTINUED OPERATIONS (Note 4)	2,068	844
NET INCOME	4,458	5,980

Retained earnings, beginning of period	57,787	45,360

RETAINED EARNINGS, END OF PERIOD	$62,245	$51,340

Net income from continuing operations per share (Note 12)
- Basic	$0.04	$0.09
- Diluted	$0.04	$0.09

Net income from discontinued operations (Note 12)
- Basic	$0.03	$0.01
- Diluted	$0.03	$0.01

Net income per share (Note 12)
- Basic	$0.07	$0.10
- Diluted	$0.07	$0.10

See accompanying notes.

Consolidated Statements of Comprehensive Income

 (Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2008	2007

Net income	$4,458	$5,980
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,802)	428

COMPREHENSIVE INCOME	$2,656	$6,408

See accompanying notes.

13

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	March 31, 2008	December 31, 2007

ASSETS
Current
Cash and cash equivalents	$11,935	$12,729
Accounts receivable	25,293	14,408
Prepaid expenses	415	320
Discontinued operations (Note 4)	53,251	4,300

	90,894	31,757

Goodwill (Note 5)	7,713	4,313
Property and equipment (Note 6)	150,794	115,988
Discontinued operations (Note 4)	-	52,161

	$249,401	$204,219

LIABILITIES
Current
Accounts payable and accrued liabilities	$10,342	$7,790
Income taxes payable	136	-
Derivative commodity contracts (Note 14)	9,505	7,098
Current portion of long-term debt (Note 7)	48,000	4,727
Liabilities of discontinued operations (Note 4)	7,488	6,648

	75,471	26,263

Long-term debt (Note 7)	47,601	51,958
Asset retirement obligations (Note 8)	-	-
Discontinued operations (Note 4)	-	2,755

	123,072	80,976

Commitments and contingencies (Note 14)

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	50,630	50,128
Contributed surplus (Note 10)	3,490	3,562
Accumulated other comprehensive income (Note 11)	9,964	11,766
Retained earnings	62,245	57,787

	126,329	123,243

	$249,401	$204,219

See accompanying notes.

Approved on behalf of the Board:

Ross G. Clarkson, Director	Fred J. Dyment, Director

14

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31
	2008	2007

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income from continuing operations	$2,390	$5,136
Adjustments for items not affecting cash:
Depletion, depreciation and accretion	7,989	3,006
Stock-based compensation (Note 9)	314	268
Amortization of deferred financing charges	64	37
Unrealized derivative (gain) loss on commodity contracts	2,407	(41)
Changes in non-cash working capital	(1,645)	(1,105)
Cash provided by continuing operations	11,519	7,301
Cash provided by discontinued operations	4,797	4,228

	16,316	11,529

FINANCING
Increase in long-term debt (Note 7)	40,000	-
Deferred financing costs	(1,148)	-
Options surrendered for cash payments (Note 9)	(256)	-
Issue of common shares for cash (Note 9)	402	333
Changes in non-cash working capital	274	-

	39,272	333

INVESTING
Exploration and development expenditures	(6,265)	(6,309)
Acquisition (Note 3)	(44,218)	-
Changes in non-cash working capital	(2,828)	(3,902)
Cash used by continuing operations	(53,311)	(10,211)
Cash used by discontinued operations	(3,078)	(3,378)

	(56,389)	(13,589)

Effect of exchange rate changes on cash and cash equivalents	7	(33)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(794)	(1,760)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,729	8,836

CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,935	$7,076

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$1,615	$-
Cash taxes paid	7,232	2,002
Cash and cash equivalents is comprised of cash on hand and balances with banks	11,935	7,076

See accompanying notes.

15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Expressed in U.S. Dollars)

1.                Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) for the three month periods ended March 31, 2008 and 2007 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2007, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2007. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2.                Changes in accounting policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The Company has applied these new standards prospectively in Note 13 - Capital disclosures for Section 1535 Capital Disclosures and in Note 14 - Financial instruments and risk management for Sections 3862 Financial Instruments Disclosures and 3863 Financial Instruments Presentations.

                    New accounting standards

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

3.                Acquisitions

                    GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,126
Transaction costs	92
$44,218

Allocation of purchase price (000s)
Property and equipment	$36,601
Goodwill	3,400
Working capital, net of cash acquired	4,217
$44,218

The above allocation of the purchase price is preliminary and is based on the best available information at this time, and is subject to a customary working capital price adjustment clause.

16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc.

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc., (“Drucker”) for cash consideration of $67.7 million. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63.0 million.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$67,684
Transaction costs	317
$68,001

Allocation of purchase price (000s)
Property and equipment	$54,823
Goodwill	4,313
Working capital, net of cash acquired	8,865
$68,001

The above allocation of the purchase price is preliminary and is based on the best available information at this time, and is subject to a customary working capital price adjustment clause.

4.                Discontinued operations

During 2008, TransGlobe committed to dispose of its Canadian segment of operations to allow the Company to focus its continuing operations on the development of its Middle East/North Africa assets. Once the sale is completed, the Company will no longer own any Canadian oil and natural gas interests. These assets meet the criteria for reporting as discontinued operations as at March 31, 2008.

The assets and liabilities of the Canadian operations have been reclassified as discontinued operations or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income and Retained Earnings.

	As at	As at
(000s)	March 31, 2008	December 31, 2007
Assets
Current assets	$4,314	$4,300
Property, plant and equipment	47,058	50,298
Future income tax asset	1,879	1,863
	$48,937	$52,161
Total assets	$53,251	$56,461

Liabilities
Current liabilities	$4,813	$6,648
Asset retirement obligation	2,675	2,755
Total liabilities	$7,488	$9,403

	For the Three Months Ended March 31
(000s)	2008	2007
Revenue
Oil and gas sales, net of royalties	$6,567	$4,648

Expenses
Operating	1,857	1,044
Depletion, depreciation and accretion	2,724	2,686
	4,581	3,730
Income from discontinued operations before taxes	1,986	918
Future income tax recovery (expense)	82	(74)

Net income from discontinued operations	$2,068	$844

17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the three months ended March 31, 2008 of $0.4 million (2007 - $0.1 million). Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for the three months ended March 31, 2008 (2007 - $Nil). Future development costs for proved reserves of $10.3 million (2007 - $8.3 million) were included in the depletion and depreciation calculations.

5.                Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Three Months	12 Months
	Ended	Ended
(000s)	March 31, 2008	December 31, 2007
Opening balance	$4,313	$-
Acquired during period (Note 3)	3,400	4,313

Closing balance	$7,713	$4,313

6.                Property and equipment

The Company capitalized overhead costs relating to exploration and development activities during the three months ended March 31, 2008 of $0.1 million (2007 - $0.2 million) in Egypt and $0.02 million (2007 - $0.2 million) in Yemen.

Unproven property costs excluded from the costs subject to depletion and depreciation for the three months ended March 31, 2008 totalled $9.9 million (2007 - $9.9 million) in Egypt and $6.5 million (2007 - $2.4 million) in Yemen.

Future development costs for proved reserves included in the depletion calculations for the three months ended March 31, 2008 totalled $3.2 million (2007 - $Nil) in Egypt and $6.9 million (2007 - $12.4 million) in Yemen.

7.                Long-term debt

(000s)	March 31, 2008	December 31, 2007
Revolving Credit Agreement	$50,000	$50,000
Term Loan Agreement	48,000	8,000
	98,000	58,000
Unamortized transaction costs	(2,399)	(1,315)
	95,601	56,685

Current portion of long-term debt	48,000	4,727
	$47,601	$51,958

The Company has two borrowing facilities, a $50 million Revolving Credit Agreement and a Term Loan Agreement. In February 2008, the Company increased its Term Loan Agreement from $8.0 million to $48.0 million. Both borrowing facilities expire on September 19, 2010 and are secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. At March 31, 2008, both facilities were fully drawn. The Revolving Credit Agreement and the Term Loan Agreement bear interest at the Eurodollar Rate plus three percent and plus six percent, respectively. The Company incurred fees of $1.1 million in the quarter to increase its Term Loan Agreement.

The future debt payments on long-term debt, as of March 31, 2008, are as follows:

(000s)
2008	$48,000
2009	-
2010	50,000

8.                Asset retirement obligations (“ARO”)

The balance of the ARO at March 31, 2008 and December 31, 2007 related in its entirety to the discontinued operations and thus has been reclassified to liabilities of discontinued operations (see Note 4). The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties, which are now part of the liabilities of discontinued operations:

(000s)
Asset retirement obligations, December 31, 2007	$2,755
Liabilities incurred during period	-
Liabilities settled during period	(27)
Accretion	41
Foreign exchange gain	(94)

Asset retirement obligations, March 31, 2008	$2,675

At March 31, 2008, the estimated total undiscounted amount required to settle the asset retirement obligations was $3.4 million. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to eight years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.                Share capital

                    a) Authorized

The Company is authorized to issue an unlimited number of common shares with no par value

                    b) Issued

	Three Months Ended		Year Ended
	March 31, 2008		December 31, 2007
(000s)	Shares	Amount	Shares	Amount
Common shares, beginning of period	59,627	$50,128	58,883	$49,360
Stock options exercised	140	402	860	605
Stock options surrendered for cash payments	-	(256)	-	-
Stock based compensation on exercise	-	356	-	260
Purchase of common shares	-	-	(116)	(97)

Common shares, end of period	59,767	$50,630	59,627	$50,128

                    c) Stock Options

	Three Months Ended		Year Ended
	March 31, 2008		December 31, 2007
		Weighted		Weighted
	No. of	Average	No. of	Average
(000s, except per share amounts)	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of period	2,936	$4.11	3,110	$3.12
Granted	291	4.97	1,091	4.44
Exercised for common shares	(140)	2.16	(860)	0.53
Surrendered for cash payments	(150)	2.66	-	-
Forfeited	(164)	4.71	(405)	5.01

Options outstanding, end of period	2,773	$4.34	2,936	$4.11

Options exercisable, end of period	1,250	$3.90	1,602	$3.69

                    d) Stock-based compensation

Stock-based compensation expense of $0.3 million has been recorded in the Consolidated Statements of Income and Retained Earnings in 2008 (2007 - $0.3 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2008 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	2.09
Risk-free interest rate (percent)	4.5
Expected life (years)	5
Expected volatility (percent)	46.08
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%)

10.               Contributed surplus

	Three Months Ended	Year Ended
(000s)	March 31, 2008	December 31, 2007
Contributed surplus, beginning of period	$3,562	$2,863
Stock-based compensation expense	284	959
Transfer to common shares on exercise of option	(356)	(260)

Contributed surplus, end of period	$3,490	$3,562

11.               Accumulated other comprehensive income

The balance of accumulated other comprehensive income consists of the following:

	Three Months Ended	Year Ended
(000s)	March 31, 2008	December 31, 2007
Accumulated other comprehensive income, beginning of period	$11,766	$3,212
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,802)	8,554

Accumulated other comprehensive income, end of period	$9,964	$11,766

19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.               Per share amounts

In calculating the net income per share basic and diluted, the following weighted average shares were used:

	Three Months Ended March 31
(000s)	2008	2007
Weighted average number of shares outstanding	59,712	59,538
Shares issuable pursuant to stock options	2,025	1,711
Shares to be purchased from proceeds of stock options
under treasury stock method	(1,170)	(752)

Weighted average number of diluted shares outstanding	60,567	60,497

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three month period ended March 31, 2008, the Company excluded 1,406,000 options (2007 – 1,157,000) because their exercise price was greater than the period average common share market price in the period.

13.               Capital disclosures

The Company defines and computes its capital as follows:

(000s)	March 31, 2008	December 31, 2007

Shareholders’ Equity	$126,329	$123,243
Long-term debt, including the current portion	95,601	56,685
Cash	(11,935)	(12,729)

Total capital	$209,995	$167,199

The Company’s objectives when managing capital are to ensure the Company will continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s cash flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, cash flow from operations is defined as the net income (including net income from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock based compensation, and non-cash derivative loss on commodity contracts.

	12 Months Trailing
(000s)	March 31, 2008	December 31, 2007
Long-term debt, including the current portion	$95,601	$56,685

Net income	$11,280	$12,802
Plus: Depletion, depreciation and accretion	36,193	31,172
Amortization of deferred financing charges	180	153
Non-cash stock based compensation	1,132	1,086
Non-cash derivative loss on commodity contracts	9,546	7,098
Cash flow from operations	$58,331	$52,311

Ratio	1.6	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit and term loan agreements. The key financial covenants for the quarter are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, the Term Loan, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants.

20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.               Financial instruments and risk management

                    Carrying Values and Estimated Fair Values of Financial Assets and Liabilities

The Company has classified its cash and cash equivalents as assets held-for-trading and its derivative commodity contracts as liabilities held-for-trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measure at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2008
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$11,935	$11,935
Loans and receivables	25,293	25,293
Financial liabilities held-for-trading	9,505	9,505
Other liabilities	106,079	108,478

                    Credit Risk

The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at March 31, 2008
Neither impaired nor past due	$11,690
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	3,613
31-60 days	3,376
61-90 days	3,421
Over 90 days	3,193

In Egypt, the Company sold all of its 2008 production to one purchaser. In Yemen, the Company sold all of its 2008 Block 32 production to one purchaser and all of its 2008 Block S-1 production to one purchaser. In Canada, the Company sold primarily all of its 2008 gas production to one purchaser and primarily all of its 2008 oil production to another single purchaser.

                    Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil and natural gas prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

                    a) Commodity Price Risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years.

Any movement in commodity prices would have a significant effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations.

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000 Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on our financial derivative commodity contracts the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices would decrease the net income, for the three months ended March 31, 2008, by $4.7 million due to an increase in the unrealized derivative loss. The effect of a 10% decrease in commodity prices would increase the net income, for the three months ended March 31, 2008, by $4.1 million due to the unwinding of the unrealized derivative loss.

21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    b) Foreign Currency Exchange Risk

The Company’s operations are exposed to fluctuations in foreign currency exchange rates, on its Canadian operations. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the three months ended March 31, 2008.

                    c) Interest Rate Risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2008 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.- dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the three months ended March 31, 2008, by $0.2 million. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the three months ended March 31, 2008, by $0.2 million.

                    Liquidity Risk

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2008:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$10,342	$10,342	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	50,000	-	50,000	-	-
Term Loan Agreement	Yes-Liability	48,000	48,000	-	-	-
Office and equipment leases	No	869	339	530	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-
Total		$122,111	$59,181	$56,330	$6,600	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company and its partners have committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining amount to TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1 in Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $0.3 million.

Management believes that future cash flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

The existing banking arrangements at March 31, 2008 consist of a Revolving Credit Facility and a Term Loan of $50.0 million and $48.0 million, respectively.

The table below shows cash outflows for financial derivative instruments based on a dated Brent oil price of $100.30/Bbl at March 31, 2008:

Less than 1 year	$5,239
1-3 years	4,266

22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.               Segmented information

	Egypt		Yemen		Total
	2008	2007	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties and	$10,065	$-	$19,283	$12,603	$29,348	$12,603
other
Other income	31	-	-	-	31	-

Total revenue	10,096	-	19,283	12,603	29,379	12,603

Segmented expenses
Operating	711	-	3,212	1,364	3,923	1,364
Depletion, depreciation and accretion	4,927	12	3,062	2,994	7,989	3,006
Income taxes	3,124	-	4,108	2,002	7,232	2,002

Total segmented expenses	8,762	12	10,382	6,360	19,144	6,372

Segmented income	$1,334	$(12)	$8,901	$6,243	10,235	6,231

Non-segmented expenses
Derivative loss on commodity contracts					3,911	(41)
General and administrative					2,272	1,203
Interest on long-term debt					1,681	-
Foreign exchange loss (gain)					13	(50)
Other income					(32)	(17)

Total non-segmented expenses					7,845	1,095

Net income from continuing operations					2,390	5,136
Net income from discontinued
operations (Note 4)					2,068	844

Net income					$4,458	$5,980

Capital expenditures	$3,318	$2,189	$2,947	$4,120	$6,265	$6,309
Acquisition					36,601	-

					$42,866	$6,309

Property, plant and equipment	$97,411	$62,316	$52,874	$53,163	$150,285	$115,479
Goodwill	7,713	4,313	-	-	7,713	4,313
Other	21,452	13,464	8,937	5,906	30,389	19,370
Segmented assets	$126,576	$80,093	$61,811	$59,069	188,387	139,162
Non-segmented assets					7,763	8,596
Discontinued operations					53,251	56,461

Total assets					$249,401	$204,219

16.               Comparative figures

Certain comparative figures have been reclassified to conform with current period presentation.

17.               Subsequent event

On April 15, 2008, TransGlobe entered into an agreement to sell all of its Canadian oil and gas assets for C$56.7 million, effective January 1, 2008. The gain on the sale is projected to be approximately $4.7 million. The closing of the transaction occurred on April 30, 2008, subject to standard and customary closing conditions. The Company repaid $55.0 million of debt with the proceeds from the sale and cash on hand.

23

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,3]	Computershare Trust Company of Canada
Director, Chairman of the Board	Calgary, Toronto, Vancouver

Ross G. Clarkson
Director, President & CEO	LEGAL COUNSEL

Lloyd W. Herrick	Burnet, Duckworth & Palmer LLP
Director, Vice President & COO	Calgary, Alberta

Erwin L. Noyes[2,3,4]
Director	BANKER

Geoffrey C. Chase[1,2,4]	Standard Bank Plc
Director	London, England

Fred J. Dyment[1,3,4]
Director	AUDITOR

David C. Ferguson	Deloitte & Touche LLP
Vice President, Finance, CFO & Corporate Secretary	Calgary, Alberta

1 Audit Committee	EVALUATION ENGINEERS
2 Reserves Committee
3 Compensation Committee	DeGolyer and MacNaughton Canada Limited
4 Governance and Nominating Committee	Calgary, Alberta

STOCK EXCHANGE LISTINGS	HEAD OFFICE

TSX: TGL	#2500, 605 – 5th Avenue, S.W.
NASDAQ: TGA	Calgary, Alberta, Canada, T2P 3H5

Telephone: (403) 264-9888
INVESTOR RELATIONS	Facsimile: (403) 264-9898

Anne-Marie Buchmuller
Manager, Investor Relations &	EGYPT OFFICE
Assistant Corporate Secretary
8, Abd El-Hamid Hassan Street
Telephone: (403) 268-9868	8th District
Email: investor.relations@trans-globe.com
Nasr City, Cairo, Egypt
Web site: www.trans-globe.com

Share Information	Q1-2008	Q1-2007
TSX: Price per share – TSX (C$)
High	5.65	6.09
Low	4.31	3.50
Close	5.00	4.55
Average daily trading volume	69,390	32,269

NASDAQ: Price per share – NASDAQ (US$)*
High	5.80	5.17
Low	4.20	3.65
Close	4.87	3.93
Average daily trading volume*	180,889	204,403

*    Figures before January 18, 2008 represent share information from the American Stock Exchange.

24